ADDRESS:
2-1, OHTEMACHI 1-CHOME,	HEAD OFFICE
CHIYODA-KU, TOKYO,	Ginza Br, J.P.O. BOX 822,
JAPAN

TELEPHONE:	TOKYO 100-8631 JAPAN	FACSIMILE:
03-3285-7533		03-3285-9819

Tokyo, September 10, 2010

Mr. Chris White

Branch Chief, Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

U. S. A.

Re:	Mitsui & Co., Ltd.

Form 20-F for the fiscal year ended March 31, 2010

File No. 0-09929

Dear Mr. White:

This letter relates to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) in your letter dated August 27, 2010, with respect to the annual report on Form 20-F of Mitsui & Co., Ltd. for the fiscal year ended March 31, 2010 filed with the SEC on August 13, 2010.

Upon examination of the comments, we have concluded that it would require more than 10 business days to furnish appropriate responses to comments 2 and 3. Therefore, we would be grateful for the Staff’s reviewing our response to comment 1 below, ahead of our responses to the other two comments. As for comments 2 and 3, we expect to be able to submit our responses to the Staff by September 24, 2010.

Set forth below is our response to comment 1 of the Staff of the SEC. For your convenience, we have included the text of comment 1 below.

Auditor reports, page F-2 to F-4

1,

Please amend your filing to include auditor reports that include the name of the auditor and an indication that a signature has been affixed to the original audit reports.

Response

In response to the Staff’s comment 1, we will file an amendment to the Form 20-F to include the name of the auditor and an indication that a signature has been affixed to the original audit reports, together with any additional changes which may result from our future responses to comments 2 and 3. We will file such amendment as soon as all of the comments of the Staff to our annual report on Form 20-F for the year ended March 31, 2010 are cleared.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also respectfully request that you copy all future correspondence in this regard to us to Investor Relations Division (Fax 81-3-3285-9819). Should you have any questions or wish to discuss the foregoing, please contact Kenichi Hori, General Manager, at 81-3-3285-7533 or k.hori@mitsui.com, or in his absence, Masao Kurihara, Senior Manager at 81-3-3285-7784 or ma.kurihara@mitsui.com. We greatly appreciate your kind understanding in this matter.

Sincerely,

/s/ Junichi Matsumoto
Junichi Matsumoto
Executive Vice President and Chief Financial Officer

cc:	Sandy Eisen

(Division of Corporate Finance

Securities and Exchange Commission)

Yoichiro Taniguchi

Kenji Taneda

Moowi Kim

(Sullivan & Cromwell LLP)